Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the second quarter of 2017 and six months ended June 30, 2017, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter of 2017 and six months ended June 30, 2017 included in this exhibit. The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2017.

A.	KEY FIGURES

2Q17	1Q17	2Q16	2Q17 vs 2Q16	in millions of dollars except earnings per share and number of shares	1H17	1H16	1H17 vs 1H16
39,915	41,183	37,215	+7%	Non-Group sales	81,098	70,056	+16%
				Adjusted net operating income from business segments(a)
1,359	1,382	1,043	+30%	• Exploration & Production	2,741	1,429	+92%
95	61	43	x2.2	• Gas, Renewables & Power(b)	156	116	+34%
861	1,023	1,018	-15%	• Refining & Chemicals	1,884	2,148	-12%
433	301	420	+3%	• Marketing & Services	734	709	+4%
310	548	776	-60%	Equity in net income (loss) of affiliates	858	1,274	-33%
0.79	1.13	0.86	-8%	Fully-diluted earnings per share ($)	1.92	1.53	+25%
2,485	2,457	2,379	+4%	Fully-diluted weighted-average shares (millions)	2,471	2,365	+5%
2,037	2,849	2,088	-2%	Net income (Group share)	4,886	3,694	+32%
4,205	3,678	4,566	-8%	Investments(c)	7,883	9,474	-17%
360	2,898	773	-53%	Divestments(d)	3,258	1,758	+85%
3,845	780	3,790	+1%	Net investments(e)	4,625	7,713	-40%
3,949	2,944	4,059	-3%	Organic investments(f)	6,893	8,674	-21%
52	12	17	x3.1	Resource acquisitions	64	55	+16%
4,640	4,701	2,882	+61%	Cash flow from operations	9,341	4,763	+96%
(268)	(54)	(1,752)	+85%	• Includes (increase)/decrease in working capital(g)	(322)	(3,297)	+90%

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

(b)

The new Gas, Renewables & Power segment reflects the Group’s ambition in low-carbon energies. It encompasses downstream Gas activities previously integrated in the Upstream (now Exploration & Production) segment, New Energies activities (excluding biotechnologies) previously integrated in the Marketing & Services segment and a new Innovation & Energy Efficiency division. Certain financial information for the Exploration & Production, Refining & Chemicals (which includes a new Biofuels division) and Marketing & Services segments have been restated accordingly. Certain 2015 and 2016 restated historical data is set forth in Exhibit 99.2 of TOTAL’s Form 6-K filed with the SEC on April 28, 2017.

(c)	Including acquisitions and increases in non-current loans.
(d)	Including divestments and reimbursements of non-current loans.
(e)	“Net investments” = gross investments — divestments — repayment of non-current loans — other operations with non-controlling interests.
(f)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 11 of this exhibit.
(g)

The change in working capital as determined using the replacement cost method was $(694) million in 2Q17, $14 million in 1Q17, $(1,118) million in 2Q16, $(680) million in 1H17 and $(2,945) million in 1H16. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”. See also “C. Group results — Cash flow”.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 22-28 and 37-46 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Exploration & Production segment

•	Environment — liquids and gas price realizations(a)

2Q17	1Q17	2Q16	2Q17 vs 2Q16		1H17	1H16	1H17 vs 1H16
49.6	53.7	45.6	+9%	Brent ($/b)	51.7	39.8	+30%
45.1	49.2	43.0	+5%	Average liquids price ($/b)	47.1	36.8	+28%
3.93	4.10	3.43	+15%	Average gas price ($/Mbtu)	4.01	3.44	+17%
35.5	37.9	33.0	+8%	Average hydrocarbons price ($/boe)	36.7	29.6	+24%

(a)	Consolidated subsidiaries, excluding fixed margins.

•	Production

2Q17	1Q17	2Q16	2Q17 vs 2Q16	hydrocarbon production	1H17	1H16	1H17 vs 1H16
2,500	2,569	2,424	+3%	Combined production (kboe/d)	2,534	2,452	+3%
1,298	1,303	1,253	+4%	• Liquids (kb/d)	1,300	1,269	+2%
6,500	6,894	6,466	+1%	• Gas (Mcf/d)	6,696	6,453	+4%

Hydrocarbon production was 2,500 thousand barrels of oil equivalent per day (kboe/d) in the second quarter of 2017, an increase of 3% compared to the second quarter of 2016, due to the following:

●	+5% due to project ramp ups, notably Kashagan, Moho Nord, Incahuasi, Surmont and Angola LNG;
●	+1% portfolio effect, mainly due to the acquisition of an additional 75% interest in the Barnett shale in the United States and asset sales in Russia and Norway;
●	+1% due to improved security conditions in Libya and Nigeria; and
●	-4% due to natural field decline, the PSC price effect(1) and OPEC quotas.

In the first half of 2017, hydrocarbon production was 2,534 kboe/d, an increase of more than 3% compared to the first half of 2016, due to the following:

●	+5% due to new project ramp ups, notably Kashagan, Incahuasi, Surmont, Angola LNG, Moho Nord and Laggan-Tormore;
●	+1% portfolio effect, mainly due to the acquisition of an additional 75% interest in the Barnett shale in the United States and asset sales in Russia and Norway;
●	+1% due to improved security conditions in Libya; and
●	-4% due to natural field decline, the PSC price effect and OPEC quotas.

•	Results

2Q17	1Q17	2Q16	2Q17 vs 2Q16	in millions of dollars	1H17	1H16	1H17 vs 1H16
2,068	2,103	1,822	+14%	Non-Group sales	4,171	3,711	+12%
1,295	(104)	(59)	n/a	Operating income	1,191	(345)	n/a
487	190	543	-10%	Equity in income (loss) of affiliates and other items	677	1,170	-42%
36.2%	41.9%	-0.2%		Effective tax rate(a)	39.3%	-6.1%
(512)	(439)	202	n/a	Tax on net operating income	(951)	515	n/a
1,270	(353)	686	x1.9	Net operating income	917	1,340	-32%
89	1,735	357	-75%	Adjustments affecting net operating income	1,824	89	x20.5
1,359	1,382	1,043	+30%	Adjusted net operating income(b)	2,741	1,429	+92%
373	315	433	-14%	• Including income from equity affiliates	688	693	-1%
3,448	2,636	3,533	-2%	Investments	6,084	7,768	-22%
132	113	446	-70%	Divestments	245	1,264	-81%
3,296	2,506	3,257	+1%	Organic investments	5,802	7,405	-22%
2,504	2,496	595	x4.2	Cash flow from operations	5,000	2,696	+85%

(a)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates — dividends received from investments — impairment of goodwill + tax on adjusted net operating income).
(b)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

●	$1,359 million in the second quarter of 2017, an increase of 30% compared to the second quarter of 2016, notably due to production growth, cost reduction and the increase in oil and gas prices; and
●	$2,741 million in the first half of 2017, an increase of 92% compared to the first half of 2016, due to increased production, cost reduction, and higher prices.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the second quarter of 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $89 million compared to a positive impact of $357 million in the second quarter of 2016, consisting essentially of charges related to the abandonment by the Group of its operations in Kurdistan.

(1)

The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

The segment’s cash flow from operating activities was $2,504 million in the second quarter of 2017, 4.2 times higher compared to $595 million in the second quarter of 2016. Operating cash flow in the second quarter of 2017 excluding the change in working capital at replacement cost of $(744) million ($(1,613) million in the second quarter of 2016) was $3,248 million(1), an increase of 47% compared to $2,208 million in the second quarter of 2016, notably due to the ramp-ups and strong performance of cash-accretive projects, such as Moho Nord in Congo, as well as the cost reduction programs. The segment was thus able to fully capture upside from higher oil and gas prices compared to the second quarter of 2016.

In the first half of 2017, the segment’s cash flow from operating activities was $5,000 million, an increase of 85% compared to $2,696 million in the first half of 2016. Operating cash flow in the first half of 2017 excluding the change in working capital at replacement cost of $(1,279) million ($(1,377) million in the first half of 2016) was $6,279 million, an increase of 54% compared to $4,073 million in the first half of 2016, due to the same reasons mentioned in the paragraph above.

B.2.	Gas, Renewables & Power segment

•	Results

2Q17	1Q17	2Q16	2Q17 vs 2Q16	in millions of dollars	1H17	1H16	1H17 vs 1H16
2,671	3,197	1,914	+40%	Non-Group sales	5,868	3,939	+49%
48	(35)	(4)	n/a	Operating income	13	(95)	n/a
13	(45)	63	-79%	Equity in income (loss) of affiliates and other items	(32)	114	n/a
(24)	(37)	(21)	+14%	Tax on net operating income	(61)	(16)	x3.8
37	(117)	38	-3%	Net operating income	(80)	3	n/a
58	178	5	x11.6	Adjustments affecting net operating income	236	113	x2.1
95	61	43	x2.2	Adjusted net operating income(a)	156	116	+34%
77	315	95	-19%	Investments	392	242	+62%
23	4	6	x3.8	Divestments	27	104	-74%
68	102	90	-24%	Organic investments	170	223	-24%
(114)	125	111	n/a	Cash flow from operations	11	(218)	n/a

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment increased to $95 million in the second quarter of 2017 and to $156 million in the first half of 2017, notably due to the contribution of gas activities.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. In the second quarter of 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $58 million compared to a positive impact of $5 million in the second quarter of 2016.

The segment’s cash flow from operating activities was $(114) million in the second quarter of 2017 compared to $111 million in the second quarter of 2016. Operating cash flow in the second quarter of 2017 excluding the change in working capital at replacement cost of $(224) million ($80 million in the second quarter of 2016) was $110 million, 3.5 times higher compared to $31 million in the second quarter of 2016.

In the first half of 2017, the segment’s cash flow from operating activities was $11 million compared to $(218) million in the first half of 2016. Operating cash flow in the first half of 2017 excluding the change in working capital at replacement cost of $(119) million ($(167) million in the first half of 2016) was $130 million compared to $(51) million in the first half of 2016.

(1)	Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”, above.

B.3.	Refining & Chemicals segment

•	Refinery throughput and utilization rates(a)

2Q17	1Q17	2Q16	2Q17 vs 2Q16		1H17	1H16	1H17 vs 1H16
1,672	1,917	1,795	-7%	Total refinery throughput (kb/d)	1,796	1,951	-8%
574	625	522	+10%	• France	600	639	-6%
684	799	803	-15%	• Rest of Europe	742	824	-10%
414	493	470	-12%	• Rest of world	454	488	-7%
81%	91%	77%		Utilization rates based on crude only(b)	86%	84%

(a)	Includes share of TotalErg, as well as refineries in the French Antilles and Africa that are reported in the Marketing & Services segment.
(b)	Based on distillation capacity at the beginning of the year.

Refinery throughput:

●

decreased by 7% in the second quarter of 2017 compared to the second quarter of 2016, mainly due to significant shutdown programs, notably at Antwerp in Belgium with the commissioning of the Optara project, and at Leuna in Germany; and

●

decreased by 8% in the first half of 2017 compared to the first half of 2016, due in particular to the restructuring of European refining activities that are now in effect with the end of crude oil refining at La Mede and a 50% capacity reduction at Lindsey.

•	Results

2Q17	1Q17	2Q16	2Q17 vs 2Q16	in millions of dollars, except the ERMI	1H17	1H16	1H17 vs 1H16
41.0	38.9	35.0	+17%	European refining margin indicator - ERMI ($/t)	40.0	35.1	+14%
17,347	18,574	16,567	+5%	Non-Group sales	35,921	30,505	+18%
520	1,054	1,414	-63%	Operating income	1,574	2,504	-37%
148	2,453	210	-30%	Equity in income (loss) of affiliates and other items	2,601	389	x6.7
(142)	(356)	(378)	-62%	Tax on net operating income	(498)	(655)	-24%
526	3,151	1,246	-58%	Net operating income	3,677	2,238	+64%
335	(2,128)	(228)	n/a	Adjustments affecting net operating income	(1,793)	(90)	x-19.9
861	1,023	1,018	-15%	Adjusted net operating income(a)	1,884	2,148	-12%
401	266	480	-16%	Investments	667	741	-10%
20	2,740	23	-13%	Divestments	2,760	52	x53.1
381	222	456	-16%	Organic investments	603	690	-13%
1,972	1,765	1,561	+26%	Cash flow from operations	3,737	1,142	x3.3

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

Refining margins remained at a good level in the second quarter of 2017 and petrochemicals also continued to benefit from a favorable price environment.

Refining & Chemicals adjusted net operating income was:

●	$861 million in the second quarter of 2017, a decrease of 15% compared to the second quarter of 2016, notably due to significant maintenance activities at major platforms; and
●	$1,884 million in the first half of 2017, a decrease of 12% compared to the first half of 2016 for the same reasons as above.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter of 2017, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $270 million compared to a negative impact of $331 million in the second quarter of 2016. The exclusion of special items in the second quarter of 2017 had a positive impact on the segment’s adjusted net operating income of $65 million compared to a positive impact of $103 million in the second quarter of 2016.

The segment’s cash flow from operating activities was $1,972 million in the second quarter of 2017, an increase of 26% compared to $1,561 million in the second quarter of 2016. Operating cash flow in the second quarter of 2017 excluding the change in working capital at replacement cost of $620 million ($424 million in the second quarter of 2016) was $1,352 million, an increase of 19% compared to $1,137 million in the second quarter of 2016, benefiting notably from dividends received from major integrated platforms in Asia and the Middle East.

In the first half of 2017, the segment’s cash flow from operating activities was $3,737 million, 3.3 times higher compared to $1,142 million in the first half of 2016. Operating cash flow in the first half of 2017 excluding the change in working capital at replacement cost of $1,351 million ($(1,316) million in the first half of 2016) was $2,386 million, a decrease of 3% compared to $2,458 million in the first half of 2016.

B.4.	Marketing & Services segment

•	Petroleum product sales

2Q17	1Q17	2Q16	2Q17 vs 2Q16	sales in kb/d(a)	1H17	1H16	1H17 vs 1H16
1,760	1,728	1,793	-2%	Total Marketing & Services sales	1,744	1,775	-2%
1,039	1,039	1,074	-3%	• Europe	1,039	1,068	-3%
721	689	719	—	• Rest of world	705	707	—

(a)	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 10 of this exhibit); includes share of TotalErg.

Petroleum product sales decreased by 2% in the second quarter of 2017 and in the first half of 2017 compared to the same periods last year, notably due to the sale of the retail network in Turkey in 2016.

•	Results

2Q17	1Q17	2Q16	2Q17 vs 2Q16	in millions of dollars	1H17	1H16	1H17 vs 1H16
17,831	17,298	16,913	+5%	Non-Group sales	35,129	31,899	+10%
360	374	622	-42%	Operating income	734	937	-22%
258	30	47	x5.5	Equity in income (loss) of affiliates and other items	288	51	x5.6
(123)	(108)	(190)	-35%	Tax on net operating income	(231)	(275)	-16%
495	296	479	+3%	Net operating income	791	713	+11%
(62)	5	(59)	-5%	Adjustments affecting net operating income	(57)	(4)	x-14.3
433	301	420	+3%	Adjusted net operating income(a)	734	709	+4%
258	439	251	+3%	Investments	697	502	+39%
182	36	294	-38%	Divestments	218	330	-34%
185	95	243	-24%	Organic investments	280	334	-16%
229	313	261	-12%	Cash flow from operations	542	841	-36%

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

The Marketing & Services segment is growing and continues to fully capture the benefit of strong marketing margins. Adjusted net operating income increased by 3% to $433 million in the second quarter of 2017 compared to the second quarter of 2016, while it increased by 4% to $734 million in the first half of 2017 compared to the same period a year ago.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter of 2017, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $45 million compared to a negative impact of $84 million in the second quarter of 2016. The exclusion of special items in the second quarter of 2017 had a negative impact on the segment’s adjusted net operating income of $107 million compared to a positive impact of $25 million in the second quarter of 2016.

The segment’s cash flow from operating activities was $229 million in the second quarter of 2017, a decrease of 12% compared to $261 million in the second quarter of 2016. Operating cash flow in the second quarter of 2017 excluding the change in working capital at replacement cost of $(373) million ($(294) million in the second quarter of 2016) was $602 million, an increase of 8% compared to $555 million in the second quarter of 2016.

In the first half of 2017, the segment’s cash flow from operating activities was $542 million, a decrease of 36% compared to $841 million in the first half of 2016. Operating cash flow in the first half of 2017 excluding the change in working capital at replacement cost of $(471) million ($(121) million in the first half of 2016) was $1,013 million, an increase of 5% compared to $962 million in the first half of 2016.

C.	GROUP RESULTS

•	Net income (Group share)

Net income (Group share) was $2,037 million in the second quarter of 2017, a decrease of 2% compared to $2,088 million in the second quarter of 2016, and $4,886 million in the first half of 2017, an increase of 32% compared to $3,694 million in the first half of 2016.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Total adjustments affecting net income(Groupshare)(1) were:

●	$(437) million in the second quarter of 2017, mainly due to the inventory effect; and
●

$(146) million in the first half of 2017, mainly due to the inventory effect, an impairment related to the Fort Hills project in Canada following the announced cost increase and the gain on the sale of Atotech.

Adjusted net income (Group share) was $2,474 million in the second quarter of 2017, an increase of 14% compared to the second quarter of 2016, and $5,032 million in the first half of 2017, an increase of 32% compared to the first half of 2016. This very positive evolution is the result of ongoing efforts to reduce the breakeven and demonstrates the Group’s ability to capture upside from higher prices.

The number of fully-diluted shares was 2,503 million on June 30, 2017.

•	Divestments — acquisitions

Asset sales were:

●	$207 million in the second quarter of 2017, comprised mainly of the completion of the sale of Société du Pipeline Méditerranée Rhône (SPMR), compared to $422 million in the second quarter of 2016; and
●	$2,918 million in the first half of 2017, essentially comprised of the sale of Atotech and SPMR, compared to $1,357 million in the first half of 2016.

(1)	Details shown on pages 11 and 30-32 of this exhibit.

•	Cash flow

The Group’s cash flow from operating activities was $4,640 million in the second quarter of 2017, an increase of 61% compared to $2,882 million in the second quarter of 2016. The change in working capital at replacement cost in the second quarter of 2017, which is the (increase)/decrease in working capital of $(268) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(426) million, was $(694) million compared to $(1,118) million in the second quarter of 2016. Operating cash flow excluding the change in working capital at replacement cost in the second quarter of 2017 was $5,334 million, an increase of 33% compared to $4,000 million in the second quarter of 2016. The Group’s net cash flow(1) was $1,489 million in the second quarter of 2017 compared to $210 million in the second quarter of 2016, mainly due to the $1,334 million increase in operating cash flow excluding the change in working capital at replacement cost; net investments were stable over the period.

In the first half of 2017, the Group’s cash flow from operating activities was $9,341 million, an increase of 96% compared to $4,763 million in the first half of 2016. The change in working capital at replacement cost in the first half of 2017, which is the (increase)/decrease in working capital of $(322) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(358) million, was $(680) million compared to $(2,945) million in the first half of 2016. Operating cash flow excluding the change in working capital at replacement cost in the first half of 2017 was $10,021 million, an increase of 30% compared to $7,708 million in the first half of 2016. The Group’s net cash flow was $5,396 million in the first half of 2017 compared to $(5) million in the first half of 2016, mainly due to the $2,313 million increase in operating cash flow excluding the change in working capital at replacement cost, the sale of Atotech and lower organic investments.

D.	SUMMARY AND OUTLOOK

Oil prices remain volatile at the start of the third quarter, in a context of ongoing high inventory levels. In this uncertain environment, the Group’s strong financial performance confirms the success of its strategy to reduce its breakeven point and grow its cash flow.

In the Upstream, annual production growth should be more than 4% in 2017, supported by the start-up in mid-July of operations on the Al-Shaheen field in Qatar and the continued ramp-up of new projects, notably Kashagan in Kazahkstan and Moho Nord in Congo. Start-ups of new projects will continue in the second half, mainly with Libra Pioneiro in Brazil and Edradour-Glenlivet in the United Kingdom.

In the Downstream, refining margins (supported by cracks for fuel oil and gasoline) and petrochemical margins remain favorable at the start of the third quarter. Availability of the integrated Antwerp platform will be affected by the finalization of the upgrade program, which should be completed by the end of the third quarter. In addition, maintenance activities are planned at Port Arthur in the United States. The Downstream generated $3.4 billion of operating cash flow excluding the change in working capital at replacement cost in the first half and is well positioned to achieve around $7 billion for the full-year 2017.

The Group is continuing to relentlessly pursue its efforts to reduce the cash breakeven. The good results of the cost reduction program allow the Group to confirm its announced objective of $3.5 billion for 2017, and the decrease of production costs to $5.5/boe in 2017 and then to $5/boe in 2018. Organic investments for the year should be between $14 billion and $15 billion, which allows the Group to sustain its growth.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

(1)	“Net cash flow” = operating cash flow before working capital changes — net investments (including other transactions with non-controlling interests).

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2016.

OPERATING INFORMATION BY SEGMENT

•	Exploration & Production

2Q17	1Q17	2Q16	2Q17 vs 2Q16	Combined liquids and gas production by region (kboe/d)	1H17	1H16	1H17 vs 1H16
746	806	770	-3%	Europe and Central Asia	776	779	—
656	635	634	+4%	Africa	646	632	+2%
514	534	505	+2%	Middle East and North Africa	524	518	+1%
344	334	251	+37%	Americas	339	255	+33%
240	259	264	-9%	Asia-Pacific	249	268	-7%

2,500	2,569	2,424	+3%	Total production	2,534	2,452	+3%

597	645	627	-5%	• Including equity affiliates	621	624	—

2Q17	1Q17	2Q16	2Q17 vs 2Q16	Liquids production by region (kb/d)	1H17	1H16	1H17 vs 1H16
266	271	251	+6%	Europe and Central Asia	268	251	+7%
505	485	511	-1%	Africa	495	515	-4%
376	392	367	+2%	Middle East and North Africa	384	374	+3%
126	126	93	+35%	Americas	126	99	+27%
26	29	30	-15%	Asia-Pacific	28	32	-13%

1,298	1,303	1,253	+4%	Total production	1,300	1,269	+2%

244	264	265	-8%	• Including equity affiliates	254	253	+1%

2Q17	1Q17	2Q16	2Q17 vs 2Q16	Gas production by region (Mcf/d)	1H17	1H16	1H17 vs 1H16
2,592	2,891	2,877	-10%	Europe and Central Asia	2,740	2,845	-4%
679	713	594	+14%	Africa	696	579	+20%
763	787	761	—	Middle East and North Africa	776	799	-3%
1,223	1,171	881	+39%	Americas	1,197	871	+37%
1,243	1,332	1,353	-8%	Asia-Pacific	1,287	1,359	-5%

6,500	6,894	6,466	+1%	Total production	6,696	6,453	+4%

1,829	2,015	1,927	-5%	• Including equity affiliates	1,921	1,983	-3%

2Q17	1Q17	2Q16	2Q17 vs 2Q16	Liquefied natural gas	1H17	1H16	1H17 vs 1H16
2.64	2.98	2.81	-6%	LNG sales(a) (Mt)	5.62	5.50	+2%

(a)	Sales, Group share, excluding trading; 2016 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2016 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

2Q17	1Q17	2Q16	2Q17 vs 2Q16	Refined product sales by region (kb/d)(a)	1H17	1H16	1H17 vs 1H16
2,082	2,206	2,372	-12%	Europe	2,144	2,330	-8%
586	560	597	-2%	Africa	573	549	+4%
654	570	597	+10%	Americas	612	564	+9%
735	697	705	+4%	Rest of world	716	738	-3%
4,057	4,033	4,271	-5%	Total consolidated sales	4,045	4,181	-3%
538	616	717	-25%	• Including bulk sales	577	708	-19%
1,759	1,689	1,761	—	• Including trading	1,724	1,698	+2%

(a)	Includes share of TotalErg.

ADJUSTMENT ITEMS

•	Adjustments to net income (Group share)

2Q17	1Q17	2Q16	in millions of dollars	1H17	1H16
(108)	236	(486)	Special items affecting net income (Group share)	128	(336)

125	2,139	(14)	• Gain (loss) on asset sales	2,264	344
(54)	(5)	(2)	• Restructuring charges	(59)	(4)
(32)	(1,718)	(178)	• Impairments	(1,750)	(178)
(147)	(180)	(292)	• Other	(327)	(498)

(310)	55	405	After-tax inventory effect: FIFO vs. replacement cost	(255)	222

(19)	0	(5)	Effect of changes in fair value	(19)	(2)

(437)	291	(86)	Total adjustments affecting net income	(146)	(116)

INVESTMENTS — DIVESTMENTS

2Q17	1Q17	2Q16	2Q17 vs 2Q16	in millions of dollars	1H17	1H16	1H17 vs 1H16
3,949	2,944	4,059	-3%	Organic investments	6,893	8,674	-21%

166	111	172	-3%	• Capitalized exploration	277	400	-31%
443	158	257	+72%	• Increase in non-current loans	601	829	-28%
(153)	(187)	(301)	-49%	• Repayment of non-current loans	(340)	(401)	-15%

103	547	206	-50%	Acquisitions	650	399	+63%

207	2,711	472	-56%	Asset sales	2,918	1,357	+115%

—	—	3	n/a	Other transactions with non-controlling interests	—	3	n/a

3,845	780	3,790	+1%	Net investments	4,625	7,713	-40%

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	06/30/2017	03/31/2017	06/30/2016
Current borrowings	13,070	13,582	13,789
Net current financial assets	(3,377)	(3,694)	(1,628)
Net financial assets classified as held for sale	(2)	(2)	(97)
Non-current financial debt	41,548	42,017	41,668
Hedging instruments of non-current debt	(558)	(877)	(1,251)
Cash and cash equivalents	(28,720)	(27,526)	(22,653)

Net debt	21,961	23,500	29,828

Shareholders’ equity – Group share	107,188	103,831	97,985
Estimated dividend payable	(1,762)	(3,239)	(1,618)
Non-controlling interests	2,772	2,823	2,904

Adjusted shareholders’ equity	108,198	103,415	99,271

Net-debt-to-equity ratio	20.3%	22.7%	30.0%

RETURN ON EQUITY

in millions of dollars	07/01/2016 - 06/30/2017	04/01/2016 - 03/31/2017	01/01/2016 - 12/31/2016
Adjusted net income	9,661	9,363	8,447
Adjusted shareholders’ equity	103,734	99,784	96,929

Return on equity (ROE)	9.3%	9.4%	8.7%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended June 30, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,529	479	3,931	1,584
Capital employed at 06/30/2016(a)	107,405	4,622	12,249	5,789
Capital employed at 06/30/2017(a)	108,618	5,363	10,957	6,937

ROACE	4.2%	9.6%	33.9%	24.9%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended March 31, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,213	427	4,088	1,571
Capital employed at 03/31/2016(a)	104,826	4,669	12,555	5,836
Capital employed at 03/31/2017(a)	106,937	5,036	11,130	6,331

ROACE	4.0%	8.8%	34.5%	25.8%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2016

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,217	439	4,195	1,559
Capital employed at 12/31/2015(a)	103,791	4,340	10,454	5,875
Capital employed at 12/31/2016(a)	107,617	4,975	11,618	5,884

ROACE	3.0%	9.4%	38.0%	26.5%

(a)	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price(a) ($/b)	Average gas price ($/Mbtu)(a)	ERMI(b) ($/t)(c)
Second quarter 2017	1.10	49.6	45.1	3.93	41.0
First quarter 2017	1.06	53.7	49.2	4.10	38.9
Fourth quarter 2016	1.08	49.3	46.1	3.89	41.0
Third quarter 2016	1.12	45.9	41.4	3.45	25.5
Second quarter 2016	1.13	45.6	43.0	3.43	35.0

(a)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.
(b)	The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(c)	$1/t = $0.136/b.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	2nd quarter 2017	1st quarter 2017	2nd quarter 2016
Sales	39,915	41,183	37,215
Excise taxes	(5,433)	(5,090)	(5,504)
Revenues from sales	34,482	36,093	31,711
Purchases, net of inventory variation	(23,398)	(23,987)	(20,548)
Other operating expenses	(6,106)	(6,166)	(5,906)
Exploration costs	(199)	(197)	(536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,798)	(4,579)	(2,968)
Other income	570	2,325	172
Other expense	(106)	(291)	(133)
Financial interest on debt	(345)	(331)	(267)
Financial income and expense from cash & cash equivalents	(37)	(11)	1
Cost of net debt	(382)	(342)	(266)
Other financial income	285	228	312
Other financial expense	(159)	(160)	(166)
Equity in net income (loss) of affiliates	310	548	776
Income taxes	(472)	(693)	(330)
Consolidated net income	2,027	2,779	2,118
Group share	2,037	2,849	2,088
Non-controlling interests	(10)	(70)	30
Earnings per share ($)	0.79	1.14	0.86
Fully-diluted earnings per share ($)	0.79	1.13	0.86
(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	2nd quarter 2017	1st quarter 2017	2nd quarter 2016
Consolidated net income	2,027	2,779	2,118
Other comprehensive income
Actuarial gains and losses	32	126	(132)
Tax effect	(12)	(41)	40
Currency translation adjustment generated by the parent company	4,524	940	(2,113)
Items not potentially reclassifiable to profit and loss	4,544	1,025	(2,205)
Currency translation adjustment	(1,218)	(200)	589
Available for sale financial assets	1	(1)	(4)
Cash flow hedge	(79)	113	(66)
Share of other comprehensive income of equity affiliates, net amount	(794)	331	355
Other	(3)	3	-
Tax effect	30	(39)	21
Items potentially reclassifiable to profit and loss	(2,063)	207	895
Total other comprehensive income (net amount)	2,481	1,232	(1,310)
Comprehensive income	4,508	4,011	808
Group share	4,507	4,074	795
Non-controlling interests	1	(63)	13

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st half 2017	1st half 2016
Sales	81,098	70,056
Excise taxes	(10,523)	(10,823)
Revenues from sales	70,575	59,233
Purchases, net of inventory variation	(47,385)	(38,187)
Other operating expenses	(12,272)	(12,042)
Exploration costs	(396)	(730)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,377)	(5,648)
Other income	2,895	672
Other expense	(397)	(203)
Financial interest on debt	(676)	(541)
Financial income and expense from cash & cash equivalents	(48)	11
Cost of net debt	(724)	(530)
Other financial income	513	503
Other financial expense	(319)	(321)
Equity in net income (loss) of affiliates	858	1,274
Income taxes	(1,165)	(282)
Consolidated net income	4,806	3,739
Group share	4,886	3,694
Non-controlling interests	(80)	45
Earnings per share ($)	1.93	1.54
Fully-diluted earnings per share ($)	1.92	1.53
(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st half 2017	1st half 2016
Consolidated net income	4,806	3,739
Other comprehensive income
Actuarial gains and losses	158	(213)
Tax effect	(53)	72
Currency translation adjustment generated by the parent company	5,464	1,528
Items not potentially reclassifiable to profit and loss	5,569	1,387
Currency translation adjustment	(1,418)	(1,355)
Available for sale financial assets	-	(14)
Cash flow hedge	34	32
Share of other comprehensive income of equity affiliates, net amount	(463)	354
Other	-	3
Tax effect	(9)	(3)
Items potentially reclassifiable to profit and loss	(1,856)	(983)
Total other comprehensive income (net amount)	3,713	404
Comprehensive income	8,519	4,143
Group share	8,581	4,103
Non-controlling interests	(62)	40

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	June 30, 2017 (unaudited)	March 31, 2017 (unaudited)	December 31, 2016	June 30, 2016 (unaudited)

ASSETS
Non-current assets
Intangible assets, net	14,119	14,048	15,362	14,207
Property, plant and equipment, net	112,659	111,100	111,971	111,420
Equity affiliates: investments and loans	21,705	21,638	20,576	20,683
Other investments	1,483	1,381	1,133	1,411
Non-current financial assets	558	877	908	1,251
Deferred income taxes	4,981	4,766	4,368	4,175
Other non-current assets	4,411	4,114	4,143	4,467
Total non-current assets	159,916	157,924	158,461	157,614
Current assets
Inventories, net	14,273	14,985	15,247	15,021
Accounts receivable, net	12,923	12,235	12,213	11,933
Other current assets	14,034	13,955	14,835	14,850
Current financial assets	3,618	3,971	4,548	2,018
Cash and cash equivalents	28,720	27,526	24,597	22,653
Assets classified as held for sale	421	413	1,077	1,257
Total current assets	73,989	73,085	72,517	67,732
Total assets	233,905	231,009	230,978	225,346

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,797	7,667	7,604	7,846
Paid-in surplus and retained earnings	110,305	109,583	105,547	106,343
Currency translation adjustment	(10,314)	(12,819)	(13,871)	(11,619)
Treasury shares	(600)	(600)	(600)	(4,585)
Total shareholders’ equity - Group share	107,188	103,831	98,680	97,985
Non-controlling interests	2,772	2,823	2,894	2,904
Total shareholders’ equity	109,960	106,654	101,574	100,889
Non-current liabilities
Deferred income taxes	10,920	10,936	11,060	11,345
Employee benefits	4,127	3,711	3,746	3,887
Provisions and other non-current liabilities	16,924	16,714	16,846	17,270
Non-current financial debt	41,548	42,017	43,067	41,668
Total non-current liabilities	73,519	73,378	74,719	74,170
Current liabilities
Accounts payable	21,914	21,633	23,227	20,478
Other creditors and accrued liabilities	14,862	15,151	16,720	14,983
Current borrowings	13,070	13,582	13,920	13,789
Other current financial liabilities	241	277	327	390
Liabilities directly associated with the assets classified as held for sale	339	334	491	647
Total current liabilities	50,426	50,977	54,685	50,287
Total liabilities & shareholders’ equity	233,905	231,009	230,978	225,346

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	2nd quarter 2017	1st quarter 2017	2nd quarter 2016

CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2,027	2,779	2,118
Depreciation, depletion, amortization and impairment	2,930	4,660	3,361
Non-current liabilities, valuation allowances and deferred taxes	(50)	(197)	(477)
(Gains) losses on disposals of assets	(151)	(2,232)	(48)
Undistributed affiliates’ equity earnings	501	(295)	(280)
(Increase) decrease in working capital	(268)	(54)	(1,752)
Other changes, net	(349)	40	(40)
Cash flow from operating activities	4,640	4,701	2,882

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,323)	(2,678)	(4,094)
Acquisitions of subsidiaries, net of cash acquired	(6)	(319)	11
Investments in equity affiliates and other securities	(433)	(523)	(226)
Increase in non-current loans	(443)	(158)	(257)
Total expenditures	(4,205)	(3,678)	(4,566)
Proceeds from disposals of intangible assets and property, plant and equipment	74	6	200
Proceeds from disposals of subsidiaries, net of cash sold	-	2,696	270
Proceeds from disposals of non-current investments	133	9	2
Repayment of non-current loans	153	187	301
Total divestments	360	2,898	773
Cash flow used in investing activities	(3,845)	(780)	(3,793)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	406	15	4
- Treasury shares	-	-	-
Dividends paid:
- Parent company shareholders	(1,462)	(538)	(1,173)
- Non-controlling interests	(61)	(15)	(72)
Issuance of perpetual subordinated notes	-	-	1,950
Payments on perpetual subordinated notes	(90)	(129)	-
Other transactions with non-controlling interests	-	-	3
Net issuance (repayment) of non-current debt	290	56	400
Increase (decrease) in current borrowings	(1,167)	(1,413)	1,011
Increase (decrease) in current financial assets and liabilities	979	658	1,399
Cash flow used in financing activities	(1,105)	(1,366)	3,522
Net increase (decrease) in cash and cash equivalents	(310)	2,555	2,611
Effect of exchange rates	1,504	374	(528)
Cash and cash equivalents at the beginning of the period	27,526	24,597	20,570
Cash and cash equivalents at the end of the period	28,720	27,526	22,653

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st half 2017	1st half 2016

CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	4,806	3,739
Depreciation, depletion, amortization and impairment	7,590	6,096
Non-current liabilities, valuation allowances and deferred taxes	(247)	(745)
(Gains) losses on disposals of assets	(2,383)	(415)
Undistributed affiliates’ equity earnings	206	(516)
(Increase) decrease in working capital	(322)	(3,297)
Other changes, net	(309)	(99)
Cash flow from operating activities	9,341	4,763

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,001)	(8,240)
Acquisitions of subsidiaries, net of cash acquired	(325)	(122)
Investments in equity affiliates and other securities	(956)	(283)
Increase in non-current loans	(601)	(829)
Total expenditures	(7,883)	(9,474)
Proceeds from disposals of intangible assets and property, plant and equipment	80	992
Proceeds from disposals of subsidiaries, net of cash sold	2,696	270
Proceeds from disposals of non-current investments	142	95
Repayment of non-current loans	340	401
Total divestments	3,258	1,758
Cash flow used in investing activities	(4,625)	(7,716)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	421	4
- Treasury shares	-	-
Dividends paid:
- Parent company shareholders	(2,000)	(2,127)
- Non-controlling interests	(76)	(75)
Issuance of perpetual subordinated notes	-	1,950
Payments on perpetual subordinated notes	(219)	(133)
Other transactions with non-controlling interests	-	3
Net issuance (repayment) of non-current debt	346	554
Increase (decrease) in current borrowings	(2,580)	(2,016)
Increase (decrease) in current financial assets and liabilities	1,637	4,145
Cash flow used in financing activities	(2,471)	2,305
Net increase (decrease) in cash and cash equivalents	2,245	(648)
Effect of exchange rates	1,878	32
Cash and cash equivalents at the beginning of the period	24,597	23,269
Cash and cash equivalents at the end of the period	28,720	22,653

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount	surplus and retained earnings		Number	Amount
As of January 1, 2016	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409
Net income of the first half 2016	-	-	3,694	-	-	-	3,694	45	3,739
Other comprehensive Income	-	-	(91)	500	-	-	409	(5)	404
Comprehensive Income	-	-	3,603	500	-	-	4,103	40	4,143
Dividend	-	-	(3,188)	-	-	-	(3,188)	(75)	(3,263)
Issuance of common shares	63,204,391	176	2,490	-	-	-	2,666	-	2,666
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares (1)	-	-	-	-	1,580	-	-	-	-
Share-based payments	-	-	52	-	-	-	52	-	52
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	1,950	-	-	-	1,950	-	1,950
Payments on perpetual subordinated notes	-	-	(77)	-	-	-	(77)	-	(77)
Other operations with non-controlling interests	-	-	(40)	-	-	-	(40)	6	(34)
Other items	-	-	25	-	-	-	25	18	43
As of June 30, 2016	2,503,262,274	7,846	106,343	(11,619)	(113,966,178)	(4,585)	97,985	2,904	100,889
Net income from July 1 to December 31, 2016	-	-	2,502	-	-	-	2,502	(35)	2,467
Other comprehensive Income	-	-	(17)	(2,252)	-	-	(2,269)	6	(2,263)
Comprehensive Income	-	-	2,485	(2,252)	-	-	233	(29)	204
Dividend	-	-	(3,324)	-	-	-	(3,324)	(18)	(3,342)
Issuance of common shares	27,434,856	75	1,063	-	-	-	1,138	-	1,138
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares (1)	-	-	(163)	-	3,047,088	163	-	-	-
Share-based payments	-	-	60	-	-	-	60	-	60
Share cancellation	(100,331,268)	(317)	(3,505)	-	100,331,268	3,822	-	-	-
Issuance of perpetual subordinated notes	-	-	2,761	-	-	-	2,761	-	2,761
Payments on perpetual subordinated notes	-	-	(126)	-	-	-	(126)	-	(126)
Other operations with non-controlling interests	-	-	(58)	-	-	-	(58)	(49)	(107)
Other items	-	-	11	-	-	-	11	86	97
As of December 31, 2016	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574
Net income of the first half 2017	-	-	4,886	-	-	-	4,886	(80)	4,806
Other comprehensive Income	-	-	138	3,557	-	-	3,695	18	3,713
Comprehensive Income	-	-	5,024	3,557	-	-	8,581	(62)	8,519
Dividend	-	-	(3,297)	-	-	-	(3,297)	(76)	(3,373)
Issuance of common shares	71,170,026	193	3,103	-	-	-	3,296	-	3,296
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares (1)	-	-	-	-	4,000	-	-	-	-
Share-based payments	-	-	74	-	-	-	74	-	74
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(142)	-	-	-	(142)	-	(142)
Other operations with non-controlling interests	-	-	(7)	-	-	-	(7)	7	-
Other items	-	-	3	-	-	-	3	9	12
As of June 30, 2017	2,501,535,888	7,797	110,305	(10,314)	(10,583,822)	(600)	107,188	2,772	109,960

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,068	2,671	17,347	17,831	(2)	-	39,915
Intersegment sales	5,118	274	6,016	169	90	(11,667)	-
Excise taxes	-	-	(680)	(4,753)	-	-	(5,433)
Revenues from sales	7,186	2,945	22,683	13,247	88	(11,667)	34,482
Operating expenses	(3,547)	(2,857)	(21,918)	(12,729)	(319)	11,667	(29,703)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,344)	(40)	(245)	(158)	(11)	-	(2,798)
Operating income	1,295	48	520	360	(242)	-	1,981
Equity in net income (loss) of affiliates and other items	487	13	148	258	(6)	-	900
Tax on net operating income	(512)	(24)	(142)	(123)	214	-	(587)
Net operating income	1,270	37	526	495	(34)	-	2,294
Net cost of net debt							(267)
Non-controlling interests							10
Net income - group share							2,037

2nd quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(27)	-	-	-	-	(27)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(27)	-	-	-	-	(27)
Operating expenses	(117)	(25)	(411)	(80)	(64)	-	(697)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15)	1	-	-	-	-	(14)
Operating income (b)	(132)	(51)	(411)	(80)	(64)	-	(738)
Equity in net income (loss) of affiliates and other items	(4)	(16)	(53)	121	-	-	48
Tax on net operating income	47	9	129	21	22	-	228
Net operating income (b)	(89)	(58)	(335)	62	(42)	-	(462)
Net cost of net debt							(7)
Non-controlling interests							32
Net income - group share							(437)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	(372)	(54)	-
On net operating income	-	-	(270)	(45)	-

2nd quarter 2017 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,068	2,698	17,347	17,831	(2)	-	39,942
Intersegment sales	5,118	274	6,016	169	90	(11,667)	-
Excise taxes	-	-	(680)	(4,753)	-	-	(5,433)
Revenues from sales	7,186	2,972	22,683	13,247	88	(11,667)	34,509
Operating expenses	(3,430)	(2,832)	(21,507)	(12,649)	(255)	11,667	(29,006)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(41)	(245)	(158)	(11)	-	(2,784)
Adjusted operating income	1,427	99	931	440	(178)	-	2,719
Equity in net income (loss) of affiliates and other items	491	29	201	137	(6)	-	852
Tax on net operating income	(559)	(33)	(271)	(144)	192	-	(815)
Adjusted net operating income	1,359	95	861	433	8	-	2,756
Net cost of net debt							(260)
Non-controlling interests							(22)
Adjusted net income - group share							2,474
Adjusted fully-diluted earnings per share ($)							0.97
(a) Except for earnings per share.

2nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,448	77	401	258	21	-	4,205
Total divestments	132	23	20	182	3	-	360
Cash flow from operating activities	2,504	(114)	1,972	229	49	-	4,640

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,103	3,197	18,574	17,298	11	-	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	-
Excise taxes	-	-	(701)	(4,389)	-	-	(5,090)
Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,469)	(22,878)	(12,665)	(233)	12,582	(30,350)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,068)	(72)	(287)	(144)	(8)	-	(4,579)
Operating income	(104)	(35)	1,054	374	(125)	-	1,164
Equity in net income (loss) of affiliates and other items	190	(45)	2,453	30	22	-	2,650
Tax on net operating income	(439)	(37)	(356)	(108)	171	-	(769)
Net operating income	(353)	(117)	3,151	296	68	-	3,045
Net cost of net debt							(266)
Non-controlling interests							70
Net income - group share							2,849

1st quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	-	(89)	57	(15)	-	-	(47)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,854)	(26)	(50)	-	-	-	(1,930)
Operating income (b)	(1,854)	(115)	7	(15)	-	-	(1,977)
Equity in net income (loss) of affiliates and other items	(210)	(63)	2,209	5	-	-	1,941
Tax on net operating income	329	-	(88)	5	-	-	246
Net operating income (b)	(1,735)	(178)	2,128	(5)	-	-	210
Net cost of net debt							(7)
Non-controlling interests							88
Net income - group share							291

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	-	83	(15)	-
On net operating income	-	-	58	(5)	-

1st quarter 2017 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,103	3,197	18,574	17,298	11	-	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	-
Excise taxes	-	-	(701)	(4,389)	-	-	(5,090)
Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,380)	(22,935)	(12,650)	(233)	12,582	(30,303)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,214)	(46)	(237)	(144)	(8)	-	(2,649)
Adjusted operating income	1,750	80	1,047	389	(125)	-	3,141
Equity in net income (loss) of affiliates and other items	400	18	244	25	22	-	709
Tax on net operating income	(768)	(37)	(268)	(113)	171	-	(1,015)
Adjusted net operating income	1,382	61	1,023	301	68	-	2,835
Net cost of net debt							(259)
Non-controlling interests							(18)
Adjusted net income - group share							2,558
Adjusted fully-diluted earnings per share ($)							1.01
(a) Except for earnings per share.

1st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,636	315	266	439	22	-	3,678
Total divestments	113	4	2,740	36	5	-	2,898
Cash flow from operating activities	2,496	125	1,765	313	2	-	4,701

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,822	1,914	16,567	16,913	(1)	-	37,215
Intersegment sales	4,340	194	5,540	208	81	(10,363)	-
Excise taxes	-	-	(924)	(4,580)	-	-	(5,504)
Revenues from sales	6,162	2,108	21,183	12,541	80	(10,363)	31,711
Operating expenses	(3,692)	(2,078)	(19,523)	(11,768)	(292)	10,363	(26,990)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(34)	(246)	(151)	(8)	-	(2,968)
Operating income	(59)	(4)	1,414	622	(220)	-	1,753
Equity in net income (loss) of affiliates and other items	543	63	210	47	98	-	961
Tax on net operating income	202	(21)	(378)	(190)	(10)	-	(397)
Net operating income	686	38	1,246	479	(132)	-	2,317
Net cost of net debt							(199)
Non-controlling interests							(30)
Net income - group share							2,088

2nd quarter 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(6)	-	-	-	-	(6)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(6)	-	-	-	-	(6)
Operating expenses	(358)	-	449	110	-	-	201
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	-	-	-	-	-	(200)
Operating income (b)	(558)	(6)	449	110	-	-	(5)
Equity in net income (loss) of affiliates and other items	-	-	(76)	(13)	-	-	(89)
Tax on net operating income	201	1	(145)	(38)	-	-	19
Net operating income (b)	(357)	(5)	228	59	-	-	(75)
Net cost of net debt							(5)
Non-controlling interests							(6)
Net income - group share							(86)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	-	516	118	-
On net operating income	-	-	331	84	-

2nd quarter 2016 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,822	1,920	16,567	16,913	(1)	-	37,221
Intersegment sales	4,340	194	5,540	208	81	(10,363)	-
Excise taxes	-	-	(924)	(4,580)	-	-	(5,504)
Revenues from sales	6,162	2,114	21,183	12,541	80	(10,363)	31,717
Operating expenses	(3,334)	(2,078)	(19,972)	(11,878)	(292)	10,363	(27,191)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(34)	(246)	(151)	(8)	-	(2,768)
Adjusted operating income	499	2	965	512	(220)	-	1,758
Equity in net income (loss) of affiliates and other items	543	63	286	60	98	-	1,050
Tax on net operating income	1	(22)	(233)	(152)	(10)	-	(416)
Adjusted net operating income	1,043	43	1,018	420	(132)	-	2,392
Net cost of net debt							(194)
Non-controlling interests							(24)
Adjusted net income - group share							2,174
Adjusted fully-diluted earnings per share ($)							0.90
(a) Except for earnings per share.

2nd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,533	95	480	251	207	-	4,566
Total divestments	446	6	23	294	4	-	773
Cash flow from operating activities	595	111	1,561	261	354	-	2,882

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,171	5,868	35,921	35,129	9	-	81,098
Intersegment sales	10,666	583	12,362	443	195	(24,249)	-
Excise taxes	-	-	(1,381)	(9,142)	-	-	(10,523)
Revenues from sales	14,837	6,451	46,902	26,430	204	(24,249)	70,575
Operating expenses	(7,234)	(6,326)	(44,796)	(25,394)	(552)	24,249	(60,053)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,412)	(112)	(532)	(302)	(19)	-	(7,377)
Operating income	1,191	13	1,574	734	(367)	-	3,145
Equity in net income (loss) of affiliates and other items	677	(32)	2,601	288	16	-	3,550
Tax on net operating income	(951)	(61)	(498)	(231)	385	-	(1,356)
Net operating income	917	(80)	3,677	791	34	-	5,339
Net cost of net debt							(533)
Non-controlling interests							80
Net income - group share							4,886

1st half 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(27)	-	-	-	-	(27)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(27)	-	-	-	-	(27)
Operating expenses	(117)	(114)	(354)	(95)	(64)	-	(744)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,869)	(25)	(50)	-	-	-	(1,944)
Operating income (b)	(1,986)	(166)	(404)	(95)	(64)	-	(2,715)
Equity in net income (loss) of affiliates and other items	(214)	(79)	2,156	126	-	-	1,989
Tax on net operating income	376	9	41	26	22	-	474
Net operating income (b)	(1,824)	(236)	1,793	57	(42)	-	(252)
Net cost of net debt	-	-	-	-	-	-	(14)
Non-controlling interests	-	-	-	-	-	-	120
Net income - group share	-	-	-	-	-	-	(146)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	-	(289)	(69)	-
On net operating income	-	-	(212)	(50)	-

1st half 2017 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,171	5,895	35,921	35,129	9	-	81,125
Intersegment sales	10,666	583	12,362	443	195	(24,249)	-
Excise taxes	-	-	(1,381)	(9,142)	-	-	(10,523)
Revenues from sales	14,837	6,478	46,902	26,430	204	(24,249)	70,602
Operating expenses	(7,117)	(6,212)	(44,442)	(25,299)	(488)	24,249	(59,309)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,543)	(87)	(482)	(302)	(19)	-	(5,433)
Adjusted operating income	3,177	179	1,978	829	(303)	-	5,860
Equity in net income (loss) of affiliates and other items	891	47	445	162	16	-	1,561
Tax on net operating income	(1,327)	(70)	(539)	(257)	363	-	(1,830)
Adjusted net operating income	2,741	156	1,884	734	76	-	5,591
Net cost of net debt							(519)
Non-controlling interests							(40)
Adjusted net income - group share							5,032
Adjusted fully-diluted earnings per share ($)							1.98
(a) Except for earnings per share.

1st half 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,084	392	667	697	43	-	7,883
Total divestments	245	27	2,760	218	8	-	3,258
Cash flow from operating activities	5,000	11	3,737	542	51	-	9,341

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,711	3,939	30,505	31,899	2	-	70,056
Intersegment sales	7,718	420	9,688	340	151	(18,317)	-
Excise taxes	-	-	(1,885)	(8,938)	-	-	(10,823)
Revenues from sales	11,429	4,359	38,308	23,301	153	(18,317)	59,233
Operating expenses	(6,999)	(4,392)	(35,305)	(22,068)	(512)	18,317	(50,959)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,775)	(62)	(499)	(296)	(16)	-	(5,648)
Operating income	(345)	(95)	2,504	937	(375)	-	2,626
Equity in net income (loss) of affiliates and other items	1,170	114	389	51	201	-	1,925
Tax on net operating income	515	(16)	(655)	(275)	28	-	(403)
Net operating income	1,340	3	2,238	713	(146)	-	4,148
Net cost of net debt							(409)
Non-controlling interests							(45)
Net income - group share							3,694

1st half 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(132)	-	-	-	-	(132)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(132)	-	-	-	-	(132)
Operating expenses	(691)	-	242	33	-	-	(416)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	-	-	-	-	-	(200)
Operating income (b)	(891)	(132)	242	33	-	-	(748)
Equity in net income (loss) of affiliates and other items	329	(8)	(77)	(21)	-	-	223
Tax on net operating income	473	27	(75)	(8)	-	-	417
Net operating income (b)	(89)	(113)	90	4	-	-	(108)
Net cost of net debt							(11)
Non-controlling interests							3
Net income - group share							(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	-	311	41	-
On net operating income	-	-	198	34	-

1st half 2016 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,711	4,071	30,505	31,899	2	-	70,188
Intersegment sales	7,718	420	9,688	340	151	(18,317)	-
Excise taxes	-	-	(1,885)	(8,938)	-	-	(10,823)
Revenues from sales	11,429	4,491	38,308	23,301	153	(18,317)	59,365
Operating expenses	(6,308)	(4,392)	(35,547)	(22,101)	(512)	18,317	(50,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,575)	(62)	(499)	(296)	(16)	-	(5,448)
Adjusted operating income	546	37	2,262	904	(375)	-	3,374
Equity in net income (loss) of affiliates and other items	841	122	466	72	201	-	1,702
Tax on net operating income	42	(43)	(580)	(267)	28	-	(820)
Adjusted net operating income	1,429	116	2,148	709	(146)	-	4,256
Net cost of net debt							(398)
Non-controlling interests							(48)
Adjusted net income - group share							3,810
Adjusted fully-diluted earnings per share ($)							1.58
(a) Except for earnings per share.

1st half 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,768	242	741	502	221	-	9,474
Total divestments	1,264	104	52	330	8	-	1,758
Cash flow from operating activities	2,696	(218)	1,142	841	302	-	4,763

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

2nd quarter 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	39,942	(27)	39,915
Excise taxes	(5,433)	-	(5,433)
Revenues from sales	34,509	(27)	34,482
Purchases, net of inventory variation	(22,939)	(459)	(23,398)
Other operating expenses	(5,868)	(238)	(6,106)
Exploration costs	(199)	-	(199)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,784)	(14)	(2,798)
Other income	206	364	570
Other expense	(58)	(48)	(106)
Financial interest on debt	(338)	(7)	(345)
Financial income and expense from cash & cash equivalents	(37)	-	(37)
Cost of net debt	(375)	(7)	(382)
Other financial income	285	-	285
Other financial expense	(159)	-	(159)
Equity in net income (loss) of affiliates	578	(268)	310
Income taxes	(700)	228	(472)
Consolidated net income	2,496	(469)	2,027
Group share	2,474	(437)	2,037
Non-controlling interests	22	(32)	(10)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	37,221	(6)	37,215
Excise taxes	(5,504)	-	(5,504)
Revenues from sales	31,717	(6)	31,711
Purchases, net of inventory variation	(21,130)	582	(20,548)
Other operating expenses	(5,875)	(31)	(5,906)
Exploration costs	(186)	(350)	(536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,768)	(200)	(2,968)
Other income	172	-	172
Other expense	(65)	(68)	(133)
Financial interest on debt	(262)	(5)	(267)
Financial income and expense from cash & cash equivalents	1	-	1
Cost of net debt	(261)	(5)	(266)
Other financial income	312	-	312
Other financial expense	(166)	-	(166)
Equity in net income (loss) of affiliates	797	(21)	776
Income taxes	(349)	19	(330)
Consolidated net income	2,198	(80)	2,118
Group share	2,174	(86)	2,088
Non-controlling interests	24	6	30

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st half 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	81,125	(27)	81,098
Excise taxes	(10,523)	-	(10,523)
Revenues from sales	70,602	(27)	70,575
Purchases, net of inventory variation	(46,929)	(456)	(47,385)
Other operating expenses	(11,984)	(288)	(12,272)
Exploration costs	(396)	-	(396)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,433)	(1,944)	(7,377)
Other income	314	2,581	2,895
Other expense	(116)	(281)	(397)
Financial interest on debt	(662)	(14)	(676)
Financial income and expense from cash & cash equivalents	(48)	-	(48)
Cost of net debt	(710)	(14)	(724)
Other financial income	513	-	513
Other financial expense	(319)	-	(319)
Equity in net income (loss) of affiliates	1,169	(311)	858
Income taxes	(1,639)	474	(1,165)
Consolidated net income	5,072	(266)	4,806
Group share	5,032	(146)	4,886
Non-controlling interests	40	(120)	(80)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	70,188	(132)	70,056
Excise taxes	(10,823)	-	(10,823)
Revenues from sales	59,365	(132)	59,233
Purchases, net of inventory variation	(38,487)	300	(38,187)
Other operating expenses	(11,676)	(366)	(12,042)
Exploration costs	(380)	(350)	(730)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,448)	(200)	(5,648)
Other income	343	329	672
Other expense	(119)	(84)	(203)
Financial interest on debt	(530)	(11)	(541)
Financial income and expense from cash & cash equivalents	11	-	11
Cost of net debt	(519)	(11)	(530)
Other financial income	503	-	503
Other financial expense	(321)	-	(321)
Equity in net income (loss) of affiliates	1,296	(22)	1,274
Income taxes	(699)	417	(282)
Consolidated net income	3,858	(119)	3,739
Group share	3,810	(116)	3,694
Non-controlling interests	48	(3)	45

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2017

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2017 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of June 30, 2017 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2016 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2017 did not have a material impact on the Group’s consolidated financial statements as of June 30, 2017.

As for accounting standards applicable for annual periods starting from January 1, 2018:

●

As indicated in the December 31, 2016 Notes to the Consolidated Financial Statements, the expected impacts of the application of standard IFRS 15 “Revenue from Contracts with Customers” are not significant for the Group.

●	The impacts of the application of standard IFRS 9 “Financial Instruments” are currently under review, especially for the impairment of financial assets.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2017 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2016.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure

2.1) Main acquisitions and divestments

➢	Gas, Renewables & Power

•	In January 2017, TOTAL acquired a 23% interest in the company Tellurian to develop an integrated gas project in the United States for an amount of $207 million.

➢	Refining & Chemicals

•	On January 31, 2017, TOTAL closed the sale of Atotech to the Carlyle Group for an amount of $3.2 billion.

➢	Marketing & Services

•	On March 28, 2017, TOTAL announced the closing of the acquisition of the assets of Gulf Africa Petroleum Corporation in Kenya, Uganda and Tanzania.

2.2) Divestment projects

➢	Exploration & Production

•

In February 2017, Total has signed an agreement for the sale of stakes and the transfer of operatorship in various mature assets in Gabon to Perenco. The transaction is subject to approval by the authorities. The assets and liabilities have been classified in the consolidated balance sheet respectively in “assets classified as held for sale” for an amount of $421 million (mainly tangible assets for an amount of $355 million) and “liabilities directly associated with the assets classified as held for sale” for an amount of $339 million at June 30, 2017.

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

Total has put in place a new organization fully effective since January 1, 2017, structured around four business segments following the creation of the Gas, Renewables & Power segment, alongside the Exploration & Production, Refining & Chemicals and Marketing & Services segments.

Certain figures for the years 2015 and 2016 have been restated in order to reflect the new organization with four business segments.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2017	Inventory valuation effect	-	-	(372)	(54)	-	(426)
	Effect of changes in fair value	-	(27)	-	-	-	(27)
	Restructuring charges	(40)	-	-	-	-	(40)
	Asset impairment charges	(15)	1	-	-	-	(14)
	Other items	(77)	(25)	(39)	(26)	(64)	(231)
Total		(132)	(51)	(411)	(80)	(64)	(738)
2nd quarter 2016	Inventory valuation effect	-	-	516	118	-	634
	Effect of changes in fair value	-	(6)	-	-	-	(6)
	Restructuring charges	(8)	-	-	-	-	(8)
	Asset impairment charges	(200)	-	-	-	-	(200)
	Other items	(350)	-	(67)	(8)	-	(425)
Total		(558)	(6)	449	110	-	(5)
1st half 2017	Inventory valuation effect	-	-	(289)	(69)	-	(358)
	Effect of changes in fair value	-	(27)	-	-	-	(27)
	Restructuring charges	(40)	-	-	-	-	(40)
	Asset impairment charges	(1,869)	(25)	(50)	-	-	(1,944)
	Other items	(77)	(114)	(65)	(26)	(64)	(346)
Total		(1,986)	(166)	(404)	(95)	(64)	(2,715)
1st half 2016	Inventory valuation effect	-	-	311	41	-	352
	Effect of changes in fair value	-	(3)	-	-	-	(3)
	Restructuring charges	(19)	-	-	-	-	(19)
	Asset impairment charges	(200)	-	-	-	-	(200)
	Other items	(672)	(129)	(69)	(8)	-	(878)
Total		(891)	(132)	242	33	-	(748)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2017	Inventory valuation effect	-	-	(268)	(42)	-	(310)
	Effect of changes in fair value	-	(19)	-	-	-	(19)
	Restructuring charges	(12)	(3)	(39)	-	-	(54)
	Asset impairment charges	(27)	(5)	-	-	-	(32)
	Gains (losses) on disposals of assets	-	-	-	125	-	125
	Other items	(50)	(11)	(26)	(18)	(42)	(147)
Total		(89)	(38)	(333)	65	(42)	(437)
2nd quarter 2016	Inventory valuation effect	-	-	330	75	-	405
	Effect of changes in fair value	-	(5)	-	-	-	(5)
	Restructuring charges	(2)	-	-	-	-	(2)
	Asset impairment charges	(129)	-	(49)	-	-	(178)
	Gains (losses) on disposals of assets	-	-	-	(14)	-	(14)
	Other items	(226)	(1)	(54)	(11)	-	(292)
Total		(357)	(6)	227	50	-	(86)
1st half 2017	Inventory valuation effect	-	-	(210)	(45)	-	(255)
	Effect of changes in fair value	-	(19)	-	-	-	(19)
	Restructuring charges	(12)	(8)	(39)	-	-	(59)
	Asset impairment charges	(1,641)	(59)	(50)	-	-	(1,750)
	Gains (losses) on disposals of assets	-	-	2,139	125	-	2,264
	Other items	(144)	(78)	(45)	(18)	(42)	(327)
Total		(1,797)	(164)	1,795	62	(42)	(146)
1st half 2016	Inventory valuation effect	-	-	197	25	-	222
	Effect of changes in fair value	-	(2)	-	-	-	(2)
	Restructuring charges	(4)	-	-	-	-	(4)
	Asset impairment charges	(129)	-	(49)	-	-	(178)
	Gains (losses) on disposals of assets	358	-	-	(14)	-	344
	Other items	(314)	(109)	(59)	(16)	-	(498)
Total		(89)	(111)	89	(5)	-	(116)

In the second quarter of 2017, the heading “Other items” includes a provision for future expenses related to an “agreement on the transition from work to retirement” signed by the social partners for an amount of $201 million in operating income and $132 million in net income, Group share.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2017, TOTAL S.A. holds 10,583,822 of its own shares, representing 0.42% of its share capital, detailed as follows:

●	10,551,887 shares allocated to TOTAL share grant plans for Group employees; and

●	31,935 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

The Annual Shareholders’ Meeting on May 26, 2017 approved the payment of a dividend of €2.45 per share for the 2016 fiscal year. Taking into account the three dividends of €0.61 per share that have already been paid on October 14, 2016, January 12, 2017 and April 6, 2017, the remaining balance of €0.62 per share was paid on June 22, 2017.

The Annual Shareholders’ Meeting on May 26, 2017, approved that shareholders will be given the option to receive the 2016 final dividend in new shares or in cash. The share price of new shares has been set at €44.86 per share. This price is equal to the average opening price of the shares on the Euronext Paris for the 20 trading days preceding the Annual Shareholders’ Meeting, reduced by the amount of the final dividend, with a 5% discount, rounded up to the nearest cent. On June 22, 2017, 17,801,936 shares have been issued at a price of €44.86 per share.

Another resolution has been approved at the Annual Shareholders’ Meeting on May 26, 2017, if one or more interim dividends are decided by the Board of Directors for the fiscal year 2017, then shareholders will be given the option to receive this or these interim dividends in new shares or in cash.

A first 2017 interim dividend of €0.62 per share, decided by the Board of Directors on April 26, 2017, would be paid on October 12, 2017 (the ex-dividend date will be September 25, 2017).

A second 2017 interim dividend of €0.62 per share, decided by the Board of Directors on July 26, 2017, would be paid on January 11, 2018 (the ex-dividend date will be December 19, 2017).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.71 per share for the 2nd quarter 2017 (€1.07 per share for the 1st quarter 2017 and €0.77 per share for the 2nd quarter 2016). Diluted earnings per share calculated using the same method amounted to €0.71 per share for the 2nd quarter 2017 (€1.06 per share for the 1st quarter 2017 and €0.76 per share for the 2nd quarter 2016).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)		1st half 2017		1st half 2016
Actuarial gains and losses		158		(213)
Tax effect		(53)		72
Currency translation adjustment generated by the parent company		5,464		1,528

Items not potentially reclassifiable to profit and loss		5,569		1,387

Currency translation adjustment		(1,418)		(1,355)
- unrealized gain/(loss) of the period	(1,372)		(1,233)
- less gain/(loss) included in net income	46		122

Available for sale financial assets		-		(14)
- unrealized gain/(loss) of the period	-		(14)
- less gain/(loss) included in net income	-		-

Cash flow hedge		34		32
- unrealized gain/(loss) of the period	164		34
- less gain/(loss) included in net income	130		2

Share of other comprehensive income of equity affiliates, net amount		(463)		354

- unrealized gain/(loss) of the period	(465)		372
- less gain/(loss) included in net income	(2)		18

Other		-		3

Tax effect		(9)		(3)

Items potentially reclassifiable to profit and loss		(1,856)		(983)

Total other comprehensive income, net amount		3,713		404

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2017			1st half 2016

(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	158	(53)	105	(213)	72	(141)

Currency translation adjustment generated by the parent company	5,464	-	5,464	1,528	-	1,528
Items not potentially reclassifiable to profit and loss	5,622	(53)	5,569	1,315	72	1,387
Currency translation adjustment	(1,418)	-	(1,418)	(1,355)	-	(1,355)
Available for sale financial assets	-	(1)	(1)	(14)	4	(10)
Cash flow hedge	34	(8)	26	32	(7)	25

Share of other comprehensive income of equity affiliates, net amount	(463)	-	(463)	354	-	354
Other	-	-	-	3	-	3
Items potentially reclassifiable to profit and loss	(1,847)	(9)	(1,856)	(980)	(3)	(983)
Total other comprehensive income	3,775	(62)	3,713	335	69	404

5) Financial debt

The Group did not issue any bond during the first six months of 2017.

The Group reimbursed bonds during the first six months of 2017:

-	Bond 4.875% 2012-2017 (AUD 100 million)
-	Bond 1.500% 2012-2017 (USD 1,000 million)
-	Bond 1.000% 2014-2017 (USD 500 million)
-	Bond 4.700% 2007-2017 (EUR 300 million)
-	Bond 4.125% 2012-2017 (AUD 150 million)
-	Bond 1.550% 2012-2017 (USD 1,500 million)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2017.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. The judgment of the Court of Appeal of Paris is now final and binding following two decisions issued on February 18, 2016 by the French Supreme Court to put an end to this proceeding.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. The arbitral tribunal issued its decision on June 19, 2017 and entirely dismissed this claim.

The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action has been launched to seek damages from these three companies and was dismissed by a judgment of the U.S. District court of New York issued on March 15, 2017. The claimants appealed this judgment.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

8) Information by business segment

1st half 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	4,171	5,868	35,921	35,129	9	-	81,098
Intersegment sales	10,666	583	12,362	443	195	(24,249)	-
Excise taxes	-	-	(1,381)	(9,142)	-	-	(10,523)
Revenues from sales	14,837	6,451	46,902	26,430	204	(24,249)	70,575
Operating expenses	(7,234)	(6,326)	(44,796)	(25,394)	(552)	24,249	(60,053)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,412)	(112)	(532)	(302)	(19)	-	(7,377)
Operating income	1,191	13	1,574	734	(367)	-	3,145
Equity in net income (loss) of affiliates and other items	677	(32)	2,601	288	16	-	3,550
Tax on net operating income	(951)	(61)	(498)	(231)	385	-	(1,356)
Net operating income	917	(80)	3,677	791	34	-	5,339
Net cost of net debt							(533)
Non-controlling interests							80
Net income - group share							4,886

1st half 2017 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	(27)	-	-	-	-	(27)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(27)	-	-	-	-	(27)
Operating expenses	(117)	(114)	(354)	(95)	(64)	-	(744)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,869)	(25)	(50)	-	-	-	(1,944)
Operating income (b)	(1,986)	(166)	(404)	(95)	(64)	-	(2,715)
Equity in net income (loss) of affiliates and other items	(214)	(79)	2,156	126	-	-	1,989
Tax on net operating income	376	9	41	26	22	-	474
Net operating income (b)	(1,824)	(236)	1,793	57	(42)	-	(252)
Net cost of net debt							(14)
Non-controlling interests							120
Net income - group share							(146)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	-	(289)	(69)	-

- On net operating income	-	-	(212)	(50)	-

1st half 2017 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	4,171	5,895	35,921	35,129	9	-	81,125
Intersegment sales	10,666	583	12,362	443	195	(24,249)	-
Excise taxes	-	-	(1,381)	(9,142)	-	-	(10,523)
Revenues from sales	14,837	6,478	46,902	26,430	204	(24,249)	70,602
Operating expenses	(7,117)	(6,212)	(44,442)	(25,299)	(488)	24,249	(59,309)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,543)	(87)	(482)	(302)	(19)	-	(5,433)
Adjusted operating income	3,177	179	1,978	829	(303)	-	5,860
Equity in net income (loss) of affiliates and other items	891	47	445	162	16	-	1,561
Tax on net operating income	(1,327)	(70)	(539)	(257)	363	-	(1,830)
Adjusted net operating income	2,741	156	1,884	734	76	-	5,591
Net cost of net debt							(519)
Non-controlling interests							(40)
Adjusted net income - group share							5,032
Adjusted fully-diluted earnings per share ($)							1.98

(a) Except for earnings per share.

1st half 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	6,084	392	667	697	43	-	7,883
Total divestments	245	27	2,760	218	8	-	3,258
Cash flow from operating activities	5,000	11	3,737	542	51	-	9,341

1st half 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	3,711	3,939	30,505	31,899	2	-	70,056
Intersegment sales	7,718	420	9,688	340	151	(18,317)	-
Excise taxes	-	-	(1,885)	(8,938)	-	-	(10,823)
Revenues from sales	11,429	4,359	38,308	23,301	153	(18,317)	59,233
Operating expenses	(6,999)	(4,392)	(35,305)	(22,068)	(512)	18,317	(50,959)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,775)	(62)	(499)	(296)	(16)	-	(5,648)
Operating income	(345)	(95)	2,504	937	(375)	-	2,626
Equity in net income (loss) of affiliates and other items	1,170	114	389	51	201	-	1,925
Tax on net operating income	515	(16)	(655)	(275)	28	-	(403)
Net operating income	1,340	3	2,238	713	(146)	-	4,148
Net cost of net debt							(409)
Non-controlling interests							(45)
Net income - group share							3,694

1st half 2016 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	(132)	-	-	-	-	(132)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(132)	-	-	-	-	(132)
Operating expenses	(691)	-	242	33	-	-	(416)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	-	-	-	-	-	(200)
Operating income(b)	(891)	(132)	242	33	-	-	(748)
Equity in net income (loss) of affiliates and other items	329	(8)	(77)	(21)	-	-	223
Tax on net operating income	473	27	(75)	(8)	-	-	417
Net operating income(b)	(89)	(113)	90	4	-	-	(108)
Net cost of net debt							(11)
Non-controlling interests							3
Net income - group share							(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	-	311	41	-

- On net operating income	-	-	198	34	-

1st half 2016 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	3,711	4,071	30,505	31,899	2	-	70,188
Intersegment sales	7,718	420	9,688	340	151	(18,317)	-
Excise taxes	-	-	(1,885)	(8,938)	-	-	(10,823)
Revenues from sales	11,429	4,491	38,308	23,301	153	(18,317)	59,365
Operating expenses	(6,308)	(4,392)	(35,547)	(22,101)	(512)	18,317	(50,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,575)	(62)	(499)	(296)	(16)	-	(5,448)
Adjusted operating income	546	37	2,262	904	(375)	-	3,374
Equity in net income (loss) of affiliates and other items	841	122	466	72	201	-	1,702
Tax on net operating income	42	(43)	(580)	(267)	28	-	(820)
Adjusted net operating income	1,429	116	2,148	709	(146)	-	4,256
Net cost of net debt							(398)
Non-controlling interests							(48)
Adjusted net income - group share							3,810
Adjusted fully-diluted earnings per share ($)							1.58

(a) Except for earnings per share.

1st half 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	7,768	242	741	502	221	-	9,474
Total divestments	1,264	104	52	330	8	-	1,758
Cash flow from operating activities	2,696	(218)	1,142	841	302	-	4,763

2nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	2,068	2,671	17,347	17,831	(2)	-	39,915
Intersegment sales	5,118	274	6,016	169	90	(11,667)	-
Excise taxes	-	-	(680)	(4,753)	-	-	(5,433)
Revenues from sales	7,186	2,945	22,683	13,247	88	(11,667)	34,482
Operating expenses	(3,547)	(2,857)	(21,918)	(12,729)	(319)	11,667	(29,703)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,344)	(40)	(245)	(158)	(11)	-	(2,798)
Operating income	1,295	48	520	360	(242)	-	1,981
Equity in net income (loss) of affiliates and other items	487	13	148	258	(6)	-	900
Tax on net operating income	(512)	(24)	(142)	(123)	214	-	(587)
Net operating income	1,270	37	526	495	(34)	-	2,294
Net cost of net debt							(267)
Non-controlling interests							10
Net income - group share							2,037

2nd quarter 2017 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	(27)	-	-	-	-	(27)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(27)	-	-	-	-	(27)
Operating expenses	(117)	(25)	(411)	(80)	(64)	-	(697)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15)	1	-	-	-	-	(14)
Operating income(b)	(132)	(51)	(411)	(80)	(64)	-	(738)
Equity in net income (loss) of affiliates and other items	(4)	(16)	(53)	121	-	-	48
Tax on net operating income	47	9	129	21	22	-	228
Net operating income(b)	(89)	(58)	(335)	62	(42)	-	(462)
Net cost of net debt							(7)
Non-controlling interests							32
Net income - group share							(437)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	-	(372)	(54)	-

- On net operating income	-	-	(270)	(45)	-

2nd quarter 2017 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	2,068	2,698	17,347	17,831	(2)	-	39,942
Intersegment sales	5,118	274	6,016	169	90	(11,667)	-
Excise taxes	-	-	(680)	(4,753)	-	-	(5,433)
Revenues from sales	7,186	2,972	22,683	13,247	88	(11,667)	34,509
Operating expenses	(3,430)	(2,832)	(21,507)	(12,649)	(255)	11,667	(29,006)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(41)	(245)	(158)	(11)	-	(2,784)
Adjusted operating income	1,427	99	931	440	(178)	-	2,719
Equity in net income (loss) of affiliates and other items	491	29	201	137	(6)	-	852
Tax on net operating income	(559)	(33)	(271)	(144)	192	-	(815)
Adjusted net operating income	1,359	95	861	433	8	-	2,756
Net cost of net debt							(260)
Non-controlling interests							(22)
Adjusted net income - group share							2,474
Adjusted fully-diluted earnings per share ($)							0.97

(a) Except for earnings per share.

2nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	3,448	77	401	258	21	-	4,205
Total divestments	132	23	20	182	3	-	360
Cash flow from operating activities	2,504	(114)	1,972	229	49	-	4,640

2nd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	1,822	1,914	16,567	16,913	(1)	-	37,215
Intersegment sales	4,340	194	5,540	208	81	(10,363)	-
Excise taxes	-	-	(924)	(4,580)	-	-	(5,504)
Revenues from sales	6,162	2,108	21,183	12,541	80	(10,363)	31,711
Operating expenses	(3,692)	(2,078)	(19,523)	(11,768)	(292)	10,363	(26,990)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(34)	(246)	(151)	(8)	-	(2,968)
Operating income	(59)	(4)	1,414	622	(220)	-	1,753
Equity in net income (loss) of affiliates and other items	543	63	210	47	98	-	961
Tax on net operating income	202	(21)	(378)	(190)	(10)	-	(397)
Net operating income	686	38	1,246	479	(132)	-	2,317
Net cost of net debt							(199)
Non-controlling interests							(30)
Net income - group share							2,088

2nd quarter 2016 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	(6)	-	-	-	-	(6)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(6)	-	-	-	-	(6)
Operating expenses	(358)	-	449	110	-	-	201
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	-	-	-	-	-	(200)
Operating income(b)	(558)	(6)	449	110	-	-	(5)
Equity in net income (loss) of affiliates and other items	-	-	(76)	(13)	-	-	(89)
Tax on net operating income	201	1	(145)	(38)	-	-	19
Net operating income(b)	(357)	(5)	228	59	-	-	(75)
Net cost of net debt							(5)
Non-controlling interests							(6)
Net income - group share							(86)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	-	516	118	-

- On net operating income	-	-	331	84	-

2nd quarter 2016 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	1,822	1,920	16,567	16,913	(1)	-	37,221
Intersegment sales	4,340	194	5,540	208	81	(10,363)	-
Excise taxes	-	-	(924)	(4,580)	-	-	(5,504)
Revenues from sales	6,162	2,114	21,183	12,541	80	(10,363)	31,717
Operating expenses	(3,334)	(2,078)	(19,972)	(11,878)	(292)	10,363	(27,191)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(34)	(246)	(151)	(8)	-	(2,768)
Adjusted operating income	499	2	965	512	(220)	-	1,758
Equity in net income (loss) of affiliates and other items	543	63	286	60	98	-	1,050
Tax on net operating income	1	(22)	(233)	(152)	(10)	-	(416)
Adjusted net operating income	1,043	43	1,018	420	(132)	-	2,392
Net cost of net debt							(194)
Non-controlling interests							(24)
Adjusted net income - group share							2,174
Adjusted fully-diluted earnings per share ($)							0.90

(a) Except for earnings per share.

2nd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	3,533	95	480	251	207	-	4,566
Total divestments	446	6	23	294	4	-	773
Cash flow from operating activities	595	111	1,561	261	354	-	2,882

9) Reconciliation of the information by business segment with consolidated financial statements

1st half 2017 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	81,125	(27)	81,098
Excise taxes	(10,523)	-	(10,523)
Revenues from sales	70,602	(27)	70,575

Purchases net of inventory variation	(46,929)	(456)	(47,385)
Other operating expenses	(11,984)	(288)	(12,272)
Exploration costs	(396)	-	(396)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,433)	(1,944)	(7,377)
Other income	314	2,581	2,895
Other expense	(116)	(281)	(397)

Financial interest on debt	(662)	(14)	(676)
Financial income and expense from cash & cash equivalents	(48)	-	(48)
Cost of net debt	(710)	(14)	(724)

Other financial income	513	-	513
Other financial expense	(319)	-	(319)

Equity in net income (loss) of affiliates	1,169	(311)	858

Income taxes	(1,639)	474	(1,165)
Consolidated net income	5,072	(266)	4,806
Group share	5,032	(146)	4,886
Non-controlling interests	40	(120)	(80)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	70,188	(132)	70,056
Excise taxes	(10,823)	-	(10,823)
Revenues from sales	59,365	(132)	59,233

Purchases net of inventory variation	(38,487)	300	(38,187)
Other operating expenses	(11,676)	(366)	(12,042)
Exploration costs	(380)	(350)	(730)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,448)	(200)	(5,648)
Other income	343	329	672
Other expense	(119)	(84)	(203)

Financial interest on debt	(530)	(11)	(541)
Financial income and expense from cash & cash equivalents	11	-	11
Cost of net debt	(519)	(11)	(530)

Other financial income	503	-	503
Other financial expense	(321)	-	(321)

Equity in net income (loss) of affiliates	1,296	(22)	1,274

Income taxes	(699)	417	(282)
Consolidated net income	3,858	(119)	3,739
Group share	3,810	(116)	3,694
Non-controlling interests	48	(3)	45

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2017 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	39,942	(27)	39,915
Excise taxes	(5,433)	-	(5,433)
Revenues from sales	34,509	(27)	34,482

Purchases net of inventory variation	(22,939)	(459)	(23,398)
Other operating expenses	(5,868)	(238)	(6,106)
Exploration costs	(199)	-	(199)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,784)	(14)	(2,798)
Other income	206	364	570
Other expense	(58)	(48)	(106)

Financial interest on debt	(338)	(7)	(345)
Financial income and expense from cash & cash equivalents	(37)	-	(37)
Cost of net debt	(375)	(7)	(382)

Other financial income	285	-	285
Other financial expense	(159)	-	(159)

Equity in net income (loss) of affiliates	578	(268)	310

Income taxes	(700)	228	(472)
Consolidated net income	2,496	(469)	2,027
Group share	2,474	(437)	2,037
Non-controlling interests	22	(32)	(10)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	37,221	(6)	37,215
Excise taxes	(5,504)	-	(5,504)
Revenues from sales	31,717	(6)	31,711

Purchases net of inventory variation	(21,130)	582	(20,548)
Other operating expenses	(5,875)	(31)	(5,906)
Exploration costs	(186)	(350)	(536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,768)	(200)	(2,968)
Other income	172	-	172
Other expense	(65)	(68)	(133)

Financial interest on debt	(262)	(5)	(267)
Financial income and expense from cash & cash equivalents	1	-	1
Cost of net debt	(261)	(5)	(266)

Other financial income	312	-	312
Other financial expense	(166)	-	(166)

Equity in net income (loss) of affiliates	797	(21)	776

Income taxes	(349)	19	(330)
Consolidated net income	2,198	(80)	2,118
Group share	2,174	(86)	2,088
Non-controlling interests	24	6	30

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.